Exhibit (a)(5)(E)

ROBBINS GELLER RUDMAN & DOWD LLP

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

EDWARD M. GERGOSIAN (105679)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

STEVE D’AMBROSIA, Individually and on		)	Case No. 37-2013-00070071-CU-BT-CTL
Behalf of All Others Similarly Situated,		)
		)	CLASS ACTION
	Plaintiff,	)
		)	AMENDED COMPLAINT FOR BREACHES
vs.		)	OF FIDUCIARY DUTY AND VIOLATIONS
THE ACTIVE NETWORK, INC.,		)	OF STATE LAW
ATHLACTION HOLDINGS, LLC,		)
ATHLACTION MERGER SUB, INC.,		)
VISTA EQUITY PARTNERS,		)
JON BELMONTE,		)
STEPHEN L. GREEN,		)
THOMAS N. CLANCY,		)
BRUNS H. GRAYSON,		)
JOSEPH LEVIN,		)
DAVID ALBERGA and		)
DOES 1-25, inclusive,		)
)
	Defendants.	)
)

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of The Active Network, Inc. (“Active Network” or the “Company”) common stock against Active Network, the members of Active Network’s Board of Directors (the “Board”), Vista Equity Partners (“VEP”), Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), and Athlaction Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser,” VEP and Parent, are collectively referred to as “Vista”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Active Network by Vista through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Based in San Diego, California, Active Network provides technology to organizations throughout the world that run activities or manage facilities. On September 30, 2013, the Company announced that Active Network and Vista had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Vista will acquire the Company for just $14.50 per share. Pursuant to the Merger Agreement, Vista commenced on October 8, 2013 a tender offer to acquire all of the outstanding shares of the Company’s common stock for $14.50 per share in cash (“Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will expire on November 14, 2013.

3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Active Network to Vista on terms preferential to defendants and other Active Network insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board and Company management, who together control over 11.75% of Active Network’s outstanding stock and seek liquidity for their illiquid holdings in Active Network stock. If the Proposed Acquisition closes, the Board and Company management will receive over $111 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Active Network’s other shareholders.

4. From the Proposed Acquisition, Active Network’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition.

5. The proposed tender offer per share price of $14.50 drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. The $14.50 per share offer represents a premium of just 27.19% based on Active Network’s closing price on September 27, 2013. That premium is significantly below the median one-day premium of over 38% for comparable transactions in the last three years.

6. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Active Network’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Vista.

7. Pursuant to the Merger Agreement, Vista has commenced the Tender Offer. The Tender Offer will expire on November 14, 2013. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 11.75% of the Company’s shares are controlled by the Board and members of Company management, all of whom will certainly tender their shares in support of the Merger Agreement. Active Network and Vista have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger-to cash out any shareholders who do not tender-without so much as a shareholder vote. In the event the merger is not eligible to be effected pursuant to §251(h), the Company has granted to Vista an irrevocable right (the “Top-Up Option”), which will allow Vista to purchase from the Company enough shares so that Vista will control one share more than 90% of the outstanding Active Network shares, similarly allowing Vista – without a shareholder vote – to effect a short-form merger and cash out any shareholders who do not tender.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

8. To protect against the threat of alternate bidders out-bidding Vista after the announcement, defendants implemented preclusive deal protection devices to guarantee that Vista will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Active Network.

9. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders – while the Merger Agreement provided for a limited exception to the no-shop clause that permitted Active Network to continue negotiations and discussions with certain excluded persons (the “Excluded Persons”) until October 21, 2013, this provision is illusory in light of the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Vista, and allow Vista to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Vista $13.3 million if the Proposed Acquisition is terminated in favor of a proposal from an Excluded Person, or $32 million if the Proposed Acquisition is terminated in favor of any other proposal. Not surprisingly, no competing bidder proposed to acquire Active Network in the face of these deal protection devices.

10. To make matters worse, and in further breach of their fiduciary duties, on October 8, 2013 defendants filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the Securities and Exchange Commission (“SEC”) that recommends shareholders tender their shares in response to the Tender Offer. The 14D-9 is materially deficient and deprives Active Network’s shareholders of the basic information they require to make an intelligent, informed and rational decision to tender their shares or to seek appraisal. The 14D-9 fails to disclose all material information concerning the Proposed Acquisition and contains additional materially misleading statements. As detailed below in ¶¶62-66, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the conflicts of interests in the process leading to the Proposed Acquisition; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisor, Citigroup Global Markets Inc. (“Citi”).

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

11. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. The Tender Offer has commenced and according to defendants, will close in less than a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

12. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, §10, because this case is a cause not given by statute to other trial courts.

13. This Court has jurisdiction over Active Network because Active Network is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 10182 Telesis Court, San Diego, California 92121. This action is not removable.

14. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

15. Plaintiff Steve D’ Ambrosia is, and at all times relevant hereto was, a shareholder of Active Network.

16. Defendant Active Network is a Delaware corporation headquartered in San Diego, California. Defendant Active Network is sued herein as an aider and abetter.

17. Defendant VEP is a U.S.-based private equity firm with offices in San Francisco, Chicago and Austin. Defendant VEP is sued herein as an aider and abetter.

18. Defendant Parent is a Delaware limited liability company and an affiliate of VEP. Defendant Parent is sued herein as an aider and abetter.

19. Defendant Purchaser is a Delaware corporation, a wholly-owned sub of Parent and an affiliate of VEP. Defendant Purchaser is sued herein as an aider and abetter.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

20. Defendant Jon Belmonte (“Belmonte”) is and has been at all relevant times Active Network’s CEO and a member of the Board.

21. Defendant Stephen L. Green (“Green”) is and has been at all relevant times a member of the Board.

22. Defendant Thomas N. Clancy (“Clancy”) is and has been at all relevant times a member of the Board.

23. Defendant Bruns H. Grayson (“Grayson”) is and has been at all relevant times a member of the Board.

24. Defendant Joseph Levin (“Levin”) is and has been at all relevant times a member of the Board.

25. Defendant David Alberga is (“Alberga”) and has been at all relevant times a member of the Board. Alberga served as Active Network’s CEO for thirteen years until his resignation in September 2012.

26. The defendants named above in ¶¶20-25 are sometimes collectively referred to herein as the “Individual Defendants.”

27. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action individually and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Active Network stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

29. This action is properly maintainable as a class action.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

30. The Class is so numerous that joinder of all members is impracticable. According to Active Network’s SEC filings, as of July 30, 2103, there were more than 62.3 million shares of Active Network common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

31. There are questions of law and fact common to the Class that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether defendants are unjustly enriching themselves and other insiders or affiliates of Active Network or Vista;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

32. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

33. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

36. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

37. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

38. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Active Network are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

39. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Active Network, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Active Network common stock in the Proposed Acquisition.

40. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

41. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

42. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUBSTANTIVE ALLEGATIONS

43. Active Network is the leading provider of Activity and Participant Management™ solutions. Its technology platform makes managing and operating all types of activities, events and organizations smarter and more efficient. The Company serves over 55,000 global customers and builds leading vertical technology applications for its markets. Active Network was founded in 1999, is headquartered in San Diego, California, and has offices worldwide.

44. On September 30, 2013, the Company announced that the Company and Vista had entered into the Merger Agreement pursuant to which Vista will acquire the Company for just $14.50 per share. On October 8, 2013, Parent, an affiliate of VEP, commenced the cash Tender Offer of $14.50 per share. Pursuant to the Merger Agreement, after completion of the Tender Offer and the satisfaction or waiver of certain conditions, the Company will merge with Purchaser, and all outstanding shares of the Company’s common stock (other than shares held by Parent, Purchaser or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $14.50 per share offer price. Active Network’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will expire on November 14, 2013.

45. Active Network’s press release announcing the Proposed Acquisition states in pertinent part:

ACTIVE Network to be Acquired by Vista Equity Partners

ACTIVE Network Stockholders to Receive $14.50 per Share in Cash in

Transaction Valued at Approximately $1.05 Billion

… ACTIVE Network, the leader in cloud-based Activity and Participant Management™ (APM) solutions, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses, in an all cash transaction valued at approximately $1.05 billion.

Under the terms of the agreement Vista will commence a tender offer to acquire all of the outstanding shares of ACTIVE’s common stock for $14.50 per share in cash, representing a premium of approximately 111% to ACTIVE’s year to date average closing stock price. The ACTIVE Board of Directors unanimously recommends that ACTIVE stockholders tender their shares in the tender offer.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

“This announcement represents a very positive event for our stockholders and allows ACTIVE to build on its success to date,” said Jon Belmonte, Interim CEO of ACTIVE Network. “We believe the partnership with Vista will position us to execute on our strategy and further enhance our industry leadership. For our customers, we will continue to focus on delivering the strongest product offerings through our advanced technology platform,” concluded Mr. Belmonte.

“ACTIVE Network’s leadership position in cloud-based Activity and Participant Management™ (APM) solutions make it a highly attractive investment for us,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are looking forward to working with the ACTIVE team and continuing to drive the next phase of ACTIVE’s growth.”

Any shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, expiration or termination of any waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under Vista’s financing agreements and other customary closing conditions. ACTIVE expects the transaction to close before the end of the fourth quarter of 2013. Upon the completion of the transaction, ACTIVE will become a privately held company.

Citi is serving as financial advisor to ACTIVE. BofA Merrill Lynch is serving as financial advisor to Vista. DLA Piper LLP (US) is acting as ACTIVE’S legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. BofA Merrill Lynch, RBC Capital Markets, and BMO Capital Markets Corp. have agreed to provide debt financing in connection with the transaction.

46. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Active Network to Vista on terms preferential to defendants and other Active Network insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board and Company management, who together control over 11.75% of Active Network’s outstanding stock and seek liquidity for their illiquid holdings in Active Network stock. If the Proposed Acquisition closes, the Board and Company management will receive over $111 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Active Network’s other shareholders.

47. From the Proposed Acquisition, Active Network’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition.

48. The Board also retained a financial advisor conflicted by the terms of its retention. Based on the committee’s recommendation, the Board agreed to pay Citi an aggregate fee of approximately $10 million, of which approximately $8.3 million is a contingent success fee, payable solely upon completion of the Proposed Acquisition.

49. These unresolved conflicts infected the process leading to the Proposed Acquisition. For several months, from August 2012 through March 2013, the Board allowed the Company’s senior management to meet privately with representatives of various private equity funds about the Company. As a result of managements’ meetings – unsupervised by the non-executive members of the Board – in February and March 2013, the Company received seven indications of interest in acquiring the Company, although the 14D-9 does not include any of the very material details about any of those indications of interest. In response to these indications of interest, on March 1, 2013 the Board formed a strategic transaction committee, which thereafter recommended the Board retain Citi as its financial advisor. Ultimately the committee recommended and the Board decided, on April 29, 2013, that the Company not pursue a sale process at that time. Immediately thereafter, on April 30, 2013, the Company’s then CEO, Matthew Landa, and then executive chairman, David Alberga, resigned from their operational roles. The 14D-9 provides no information about why Alberga and Landa, who own over 5% of the Company’s outstanding shares, resigned.

50. Three months later, in late July 2013, the Board reversed course and directed Citi to work with the Company’s senior management and DLA Piper to explore strategic alternatives available to the Company, including developing a timeline and list of action items for exploring a potential sale of the Company . At this time the Board also added to the committee conflicted Board member Grayson – owner of almost 5% of Active Network’s outstanding shares. Later the same day, On July 30, 2013, Citi and Vista participated in a telephone call in which Citi informed Vista that the Company was considering pursuing a process to explore its strategic alternatives, including a potential sale of the Company. On the same day and shortly after that call, James Ford of Vista reached out to directly to, and had a private conversation with, defendant Belmonte.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

51. Less than two months later, the Board agreed to sell the Company to Vista for the unfair price of $14.50 per Active Network share. Just prior to reaching this agreement, the Committee received, apparently for the first time, what is referred to in the 14D-9 as management’s “Financial Projections.” The 14D-9 does not, however, provide any of the material details about the timing or preparation of the Financial Projections, at whose direction or for what purpose the Financial Projections were prepared. Moreover, the 14D-9 also indicates that management prepared what is described as “Financial Information,” and that the Company provided the “Financial Information” to Citi with the unusual directive that Citi use the “Financial Information” in preparing its fairness opinion, even though Citi’s role as an independent financial advisor was to render a fairness opinion on behalf of and for the benefit of the Company’s shareholders. Once again, the 14D-9 is materially misleading, as it does not state when or for what purpose the Financial Information was prepared. Finally the 14D-9 reports that management also prepared a “Target Financial Model” to be used in presentations with potential acquirers, but provides no indication about when the Target Financial Model was prepared.

52. The conflicted and unfair process has resulted in an unfair price for Active Network. The proposed tender offer per share price of $14.50 drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sale process. The $14.50 per share offer price represents a premium of just 27.19% based on the closing market price for Active Network’s common stock on September 27, 2013. That premium is significantly below the median one-day premium of over 38% for comparable transactions in the last three years. The Company went public in 2011 at $15.00 per share, and the Tender Offer price is 3.3% below Active Network’s IPO price. Moreover, Active Network is currently experiencing success and growth in its business prospects. On August 1, 2013, Active Network announced the Company’s financial results for its second quarter of 2013, reporting record revenue and strong Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”). Specifically, Active Network reported record net revenue of $132.4 million for the quarter, an increase of 9% compared to the same quarter in 2012. Revenues for the first six months of the year came in at $238.4 million, up 10.4% over the year before. Further, Active Network reported

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Adjusted EBITDA of $23.7 million, an increase of 18%, compared to the same quarter in 2012. Active Network ended its second quarter with $108.1 million in cash and equivalents. The Company operates with $4.1 million in capital lease obligations, and a solid net cash position of over $100 million.

53. In announcing these results, defendant Belmonte, Active Network’s Interim CEO, stated, “‘I am pleased with our strong second quarter results – with revenues at the top end of our outlook range and Adjusted EBITDA exceeding the high end of our guidance…. During the quarter, we commenced on a number of prioritization efforts designed to strengthen our financial performance and extend our market leadership position.’”

54. Furthermore, the Proposed Acquisition prices fails to reflect Active Network’s value to Vista. “‘Active Network’s leadership position in cloud-based Activity and Participant Management™ (APM) solutions make it a highly attractive investment for us,”’ said Robert F. Smith, CEO of VEP in a statement. ‘“We are looking forward to working with the ACTIVE team and continuing to drive the next phase of ACTIVE’S growth.”’

55. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Active Network’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Vista.

56. To protect against the threat of alternate bidders out-bidding Vista after the announcement, defendants implemented preclusive deal protection devices to guarantee that Vista will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Active Network.

57. First, pursuant to the Merger Agreement, Vista commenced the Tender Offer. The offer period of the Tender Offer will expire on November 14, 2013. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Active Network and Vista have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

58. In the event the merger is not eligible to be effected pursuant to §251(h), the Company has granted to Vista an irrevocable right, the Top-Up Option, which Vista may exercise following the closing of the Tender Offer to purchase from the Company, at a price per share equal to the Tender Offer price of $14.50 per share in cash, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by Vista at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of the Company. Once Vista controls one share more than 90% of the outstanding Active Network shares, Vista will similarly effect the merger as a short-form merger, again to cash out any shareholders who do not tender without so much as a shareholder vote.

59. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting Vista the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Vista to issue sufficient shares to itself in order to effectuate a short-form merger, even if Active Network’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows Vista to purchase the Top- Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

60. Second, to ensure Vista, and only Vista, acquires Active Network, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders – while the Merger Agreement provided a limited exception to the no-shop clause to permit Active Network to continue negotiations and discussions with certain Excluded Persons until October 21, 2013, this provision was illusory in light of the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Vista, and allow Vista to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Vista $13.3 million if the Proposed Acquisition is terminated in favor of a proposal from an Excluded Person, or $32 million if the Proposed Acquisition is terminated in favor of any other proposals. Not surprisingly, no competing bidder proposed to acquire Active Network in the face of these deal protection devices.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

61. To make matters worse, and in further breach of their fiduciary duties, on October 8, 2013, defendants filed the 14D-9 with the SEC that recommends shareholders tender their shares in response to the Tender Offer. The 14D-9 is materially deficient and deprives Active Network’s shareholders of the basic information they require to make an intelligent, informed and rational decision to tender their shares or to seek appraisal. The 14D-9 fails to disclose all material information concerning the Proposed Acquisition and contains additional materially misleading statements. As detailed below in ¶¶62-66, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the conflicts of interests in the process leading to the Proposed Acquisition; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by the Company’s financial advisor, Citi.

62. The 14D-9 contains numerous material misstatements and otherwise fails to disclose material information about the flawed sales process, including:

(a) the Company’s strategic plans in 2012 and 2013;

(b) management’s strategic discussions with the Board in 2012 and 2013;

(c) the individual non-binding indication of interest ranges received from each of the seven parties during February and March 2013;

(d) the financial terms of the two indications of interest received from the private equity funds which the Committee discussed on April 9, 2013;

(e) the circumstances surrounding and the reasons for the resignations of the Company’s then CEO, Matthew Landa, and then executive chairman, David Alberga, on or about April 30, 2013; and

(f) the timing of the preparation of the Company’s “Financial Projections,” “Financial Information,” and “Target Financial Model.”

63. As defendants are seeking shareholder tenders, defendants have a duty to disclose fully and fairly all material details of the sales process, including those set forth in the previous paragraph. Shareholders are entitled to know, before voting, the details that led to the Board’s decision to sell the Company for an unfair price.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

64. The 14D-9 also made numerous material misstatements and otherwise failed to disclose material information about conflicts of interests that burdened the Board, Company management and their advisors, including:

(a) the reasons the Board permitted conflicted defendant Belmonte to speak privately with Vista early in the process;

(b) the reasons the Board permitted conflicted defendant Grayson to join the Committee;

(c) the details of any discussions that took place between Belmonte and other members of management and Vista regarding their continued employment with the surviving corporation after the merger;

(d) the basis for the Board’s selection of, and the process by which the Board selected and retained, Citi as its financial advisor;

(e) the specific services Citi has provided to any of the parties involved in the transaction, including VEP, or their affiliates, in the last two years and how much compensation was received for services rendered;

(f) the other specific relationships that exist between Citi and VEP or any of its affiliates and portfolio companies; and

(g) the compensation that Citi has received from any of the parties involved in the transaction, or their affiliates, in the last two years for services rendered.

65. In order for there to be an informed tender by shareholders, defendants are required to disclose even potential conflicts of interest. Here the conflicts were more than potential, as Active Network’s financial advisor, Board members and its management were conflicted. Shareholders are entitled to know if their fiduciaries have interests in the transaction that are even potentially in conflict with the shareholders’ interest in maximized value. This information is material because shareholders must be told of all potential and actual conflicts of interests that bear on a director’s ability to objectively assess merger transactions.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

66. In the 14D-9 defendants also made several material misleading statements or otherwise failed to disclose material information about critical data and inputs underlying the financial analyses supporting the fairness opinion of Active Network’s financial advisor Citi, including:

(a) With respect to Citi’s Selected Companies Analysis:

(i) the Enterprise Value / CY2013E EBITDA and Enterprise Value / CY2014E EBITDA multiples for each of the comparable public companies selected by Citi in its analysis; and

(ii) whether Citi conducted any kind of benchmarking analysis for Active Network in relation to the selected comparable companies;

(b) With respect to Citi’s Selected Transactions Analysis:

(i) the Enterprise Value / LTM EBITDA and Enterprise Value / NTM EBITDA multiples for each of the comparable precedent transactions selected by Citi in its analysis; and

(ii) whether Citi conducted any kind of benchmarking analysis for Active Network in relation to the selected precedent transactions;

(c) With respect to Citi’s Discounted Cash Flow Analysis:

(i) the definition of unlevered after-tax free cash flow used in this analysis;

(ii) the bases for Citi’s selection of the range of terminal NTM EBITDA multiples (6.0x to 8.0x) it used in its analysis, as the multiples are significantly lower than the EV / CY2013E EBITDA multiples (9.5x to 13.0x) and EV / CY2014E EBITDA multiples (7.0x to 11.0x) that Citi selected and applied in its Selected Companies Analysis;

(iii) the range of implied perpetuity growth rates derived by Citi in its analysis;

(iv) the inputs and assumptions used by Citi to derive the range of discount rates (10.2% to 12.1%) used in its analysis;

(v) the present value of the Company’s NOLs calculated by Citi in its analysis;

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(vi) the specific assumptions used by Citi to derive the present value of the NOLs (i.e., discount rates and total NOL balance); and

(vii) the projected total cash and total debt balances as of September 30, 2013 used by Citi in its analysis;

(d) The Company’s Financial Projections;

(e) The Financial Information provided by Active Network management and relied upon by Citi for purposes of its analysis, for years 2013-2018, for the following items:

(i) Taxes (or tax rate);

(ii) Any other adjustments to unlevered free cash flow; and

(iii) Unlevered free cash flow;

(f) The Target Financial Model projections provided by Active Network management and made available to potential buyers of the Company, for years 2013-2016, for the following items:

(i) Taxes (or tax rate);

(ii) Stock-based compensation;

(iii) Depreciation and amortization;

(iv) Capital expenditures;

(v) Capitalized software:

(vi) Change in working capital;

(vii) Any other adjustments to unlevered free cash flow; and

(viii) Unlevered free cash flow.

67. There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares. Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment banker relied upon, the key assumptions that the financial advisor used in performing valuation analyses, and the range of values that resulted from those analyses. Here the analyses of the financial advisor incorporated certain critical assumptions that significantly affected the output (valuation) of the analyses. Without this material information, shareholders have no basis on which to judge the adequacy of Vista’s offer.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

68. Without full and fair disclosure of the material information set forth above, Active Network’s shareholders should not be asked to tender their shares.

69. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. The Tender Offer was commenced and according to defendants, will close in less than a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

70. Plaintiff repeats and realleges each allegation set forth herein.

71. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Active Network and have acted to put their personal interests ahead of the interests of Active Network’s shareholders.

72. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

73. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Active Network’s shareholders. Defendants Active Network and Vista directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Active Network’s stock.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

74. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Active Network because, among other reasons:

(a) they failed to properly value Active Network; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

75. Because the Individual Defendants dominate and control the business and corporate affairs of Active Network, and are in possession of private corporate information concerning Active Network’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Active Network which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of holders.

76. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

77. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

78. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

79. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

80. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Active Network, VEP, Parent and Purchaser

81. Plaintiff repeats and realleges every allegation set forth herein.

82. Defendants Active Network, VEP, Parent and Purchaser aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Active Network, including plaintiff and the members of the Class.

83. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

84. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

85. Active Network, VEP, Parent and Purchaser colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

86. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Active Network’s shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: October 30, 2013	ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN

DAVID T. WISSBROECKER

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

RYAN & MANISKAS, LLP
RICHARD A. MANISKAS
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Telephone: 484/588-5516
484/450-2582 (fax)

Attorneys for Plaintiff

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

DECLARATION OF SERVICE BY MAIL

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Diego, over the age of 18 years, and not a party to or interested party in the within action; that declarant’s business address is 655 West Broadway, Suite 1900, San Diego, California 92101.

2. That on October 30, 2013, declarant served the AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW by depositing a true copy thereof in a United States mailbox at San Diego, California in a sealed envelope with postage thereon fully prepaid and addressed to the parties listed on the attached Service List.

3. That there is a regular communication by mail between the place of mailing and the places so addressed.

I declare under penalty of perjury that the foregoing is true and correct. Executed on October 30, 2013, at San Diego, California.

MARIANNE MALONEY

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

ACTIVE NETWORK SERVICE LIST

Randall J. Baron

A. Rick Atwood

David T. Wissbroecker

Robbins Geller Rudman & Dowd LLP

655 West Broadway, Suite 1900

San Diego, CA 92101

Richard A. Maniskas

Ryan & Maniskas, LLP

995 Old Eagle School Road, Suite 311

Wayne, PA 19087

Gerard A. Trippitelli

DLA Piper LLP (US)

401 B Street, Suite 1700

San Diego, CA 92101